Filed by MeadWestvaco Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: MeadWestvaco Corporation and Rock-Tenn Company
Commission File No.: 001-31215

John A. Luke, Jr, CEO of MeadWestvaco Corporation Email Message to Salaried Employees
1.26.15

Dear Fellow Employees,

Today, we have some exciting news to share about MWV. We have entered into an agreement with RockTenn to create a new company – a $15 billion global industry leader in consumer and corrugated packaging. With this combination, we will be a company with true competitive advantages, including an outstanding organization, with a market-focused, customer-centric strategy. Together, we will have global scale with 42,000 employees and 300 operations in 30 countries; leading innovation and technology capabilities; materials science and manufacturing expertise; and a company that will deliver industry-leading financial performance. Click <here> to read the press release.
As we bring these two companies together, our products and organizational capabilities will fit together very well, and we will be in a position to capture the benefits of complementary market positions and an extensive geographic footprint to expand our customer partnerships with a wide range of products. This enhanced presence will provide exciting and substantial opportunities for investment and profitable growth. Greater financial strength and flexibility will enable this growth on an accelerated basis as we capture the benefit of significant synergies and fully leverage opportunities to accelerate margin improvement.
RockTenn is familiar to many of you as both a respected customer and competitor.  Their broad converting network, merchandising display business and their expertise in containerboard and corrugated packaging will combine to directly support our shared growth ambitions.
We believe this new company will be a great opportunity for everyone – employees, customers and shareholders. Employees will benefit from being part of a new growing, global company with enhanced career opportunities with our expanded packaging platform. Customers will benefit from the expertise, innovation, broad capabilities and global reach of this new company, and our commitment to excellence in all that we do. And our shareholders will benefit from the outstanding value this combination will create.
Until we close on this transaction, MWV and RockTenn are two separate companies, and we must continue to operate independently. There will be much more information as we go through the integration process leading up to and following the close of the transaction, which is anticipated to take place in the second quarter. I will be chairman of the new company and RockTenn's current CEO, Steve Voorhees, will become chief executive officer. We will be working together to develop a global organization that will take us to new levels of performance in our packaging markets, and I will keep you updated as we move through this process.
Our team at MWV delivered strong performance in 2014, and I thank you for your efforts in support of our strong results. We are confident that our new company will build upon these results and deliver industry-leading profitability going forward.  We can look forward to even more success as a new company, and I look forward to what is to come.
As always, thank you for your commitment and contributions to MWV.

Sincerely,
John A. Luke, Jr.
Chairman and CEO

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as "may," "will," "could," "should," "would," "anticipate," "estimate," "expect," "project," "intend," "plan," "believe," "target," "prospects," "potential" and "forecast," and other words, terms and phrases of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Rock-Tenn Company ("RockTenn") and MeadWestvaco Corporation ("MeadWestvaco") caution readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements regarding the anticipated closing date of the transaction, the ability to obtain regulatory and shareholder approvals and satisfy the other conditions to the closing of the transaction, the successful closing of the transaction and the integration of RockTenn and MeadWestvaco as well as opportunities for operational improvement including but not limited to cost reduction and capital investment, the strategic opportunity and perceived value to RockTenn's and MeadWestvaco's respective shareholders of the transaction, the transaction's impact on, among other things, the combined company's prospective business mix, margins, transitional costs and integration to achieve the synergies and the timing of such costs and synergies and earnings. With respect to these statements, RockTenn and MeadWestvaco have made assumptions regarding, among other things, whether and when the proposed transaction will be approved; whether and when the proposed transaction will close; the results and impacts of the proposed transaction; whether and when the spin-off of MeadWestvaco Specialty Chemicals will occur; economic, competitive and market conditions generally; volumes and price levels of purchases by customers; competitive conditions in RockTenn and MeadWestvaco's businesses and possible adverse actions of their respective customers, competitors and suppliers. Further, RockTenn and MeadWestvaco's businesses are subject to a number of general risks that would affect any such forward-looking statements including, among others, decreases in demand for their products; increases in energy, raw materials, shipping and capital equipment costs; reduced supply of raw materials; fluctuations in selling prices and volumes; intense competition; the potential loss of certain customers; and adverse changes in general market and industry conditions. Such risks and other factors that may impact management's assumptions are more particularly described in RockTenn's and MeadWestvaco's filings with the Securities and Exchange Commission, including under the caption "Business – Forward-Looking Information" and "Risk Factors" in RockTenn's Annual Report on Form 10-K for the fiscal year ended September 30, 2014 and "Management's discussion and analysis of financial condition and results of operations – Forward-looking Statements" and "Risk factors" in MeadWestvaco's Annual Report on Form 10-K for the fiscal year ended December 31, 2013. The information contained herein speaks as of the date hereof and neither RockTenn nor MeadWestvaco have or undertake any obligation to update or revise their forward-looking statements, whether as a result of new information, future events or otherwise.

NO OFFER OR SOLICITATION

The information in this communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

The proposed transaction involving MeadWestvaco and RockTenn will be submitted to the respective shareholders of MeadWestvaco and RockTenn for their consideration.  In connection with the proposed transaction, MeadWestvaco and RockTenn will cause the newly formed company to file with the SEC a registration statement on Form S-4 (the "Registration Statement"), which will include a prospectus with respect to the shares to be issued in the proposed transaction and a preliminary and definitive joint proxy statement for the shareholders of MeadWestvaco and RockTenn (the "Joint Proxy Statement") and each of MeadWestvaco and RockTenn will mail the Joint Proxy Statement to their respective shareholders and file other documents regarding the proposed transaction with the SEC.  The definitive Registration Statement and the Joint Proxy Statement will contain important information about the proposed transaction and related matters.  SECURITY HOLDERS ARE URGED AND ADVISED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT CAREFULLY WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC AND ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  The Registration Statement, the Joint Proxy Statement and other relevant materials (when they become available) and any other documents filed or furnished by MeadWestvaco or RockTenn with the SEC may be obtained free of charge at the SEC's website at www.sec.gov.  In addition, security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement from RockTenn by going to its investor relations page on its corporate website at http://ir.rocktenn.com and from MeadWestvaco on its corporate website at www.mwv.com.

PARTICIPANTS IN THE SOLICITATION

MeadWestvaco, RockTenn, their respective directors and certain of their executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction.  Information about RockTenn's directors and executive officers is set forth in its definitive proxy statement for its 2015 Annual Meeting of Shareholders, which was filed with the SEC on December 19, 2014, and information about MeadWestvaco's directors and executive officers is set forth in its definitive proxy statement for its 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 26, 2014.  These documents are available free of charge from the sources indicated above, from RockTenn by going to its investor relations page on its corporate website at http://ir.rocktenn.com and from MeadWestvaco on its website at www.mwv.com.

Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the Registration Statement, the Joint Proxy Statement and other relevant materials RockTenn and MeadWestvaco intend to file with the SEC.